April 26, 2013

Via EDGAR

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     EuroSite Power Inc. (“we” the “Company” or “EuroSite”)
Amendment 1 to Registration Statement on Form S-3
Filed April 1, 2013
File No. 333-186799

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of April 11, 2013 with respect to the above-captioned filing. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

General

1.
We note your response to comment two in our letter dated March 20, 2013. We believe that this transaction is a primary offering of your shares to the public, with the selling stockholders acting as a conduit in a distribution to the public. We note the following:

•	Your selling shareholders received the shares in a private placement on November 30, 2012, and thus have held the shares for fewer than five months.

•	You are registering 1,872,525 shares which appear to represent approximately 34.5% of your common stock outstanding held by non-affiliates.

•	At least two or more of your selling shareholders, including Anthony Low-Beer and Scarsdale Equities LLC, are in the business of underwriting securities or affiliated with a firm that does so.

Please identify the selling stockholders as underwriters and disclose that this is a primary offering or provide additional analysis to support your response by, for example, elaborating upon your description of these investors to explain why you consider them to be “long-term” investors.

We respectfully disagree that the transaction is a primary offering and that the selling stockholders are acting as a conduit in a distribution to the public due to the following reasons. This conclusion requires some background on the history of the relationship between the principals of the company and these investors. This situation is far from typical.

45 First Avenue
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p: 781.522.6000 f: 781.522.6050

Securities and Exchange Commission
April 1, 2013

Please note that the Chairman of the Company was the President, Chief Financial Officer, and director of the NYSE-listed company, Thermo Electron Corporation, now Thermo Fisher Scientific (NYSE:TMO) for many years. Over the course of 15 to 20 years, TMO conducted a total of 26 spinout IPOs in addition to dozens of follow-on financings. In the course of these transactions, TMO and its subsidiaries raised billions of dollars and TMO's President became closely involved with hundreds of highly sophisticated investors. TMO sought out long-term investors and the investment approaches of these investors became well-known to the Company.

Both of Anthony Low-Beer and the Chief Executive Officer of Scarsdale Equities LLC have been long term shareholders of the Company. Anthony Low-Beer is a registered principal of Scarsdale Equities LLC, a FINRA member firm. He has been an owner of shares of the Company since September 13, 2010, held by ALB Private Investments LLC, which is 100% owned by Mr. Low-Beer's IRA account. The Chief Executive Officer of Scarsdale Equities LLC, Francis A. Mlynarczyk, Jr., has been a holder of shares of the Company since September 13, 2010. Neither Mr. Low-Beer, ALB Private Investments LLC nor Mr. Mlynarczyk have ever disposed of shares of the Company.

Based on this long record of experience, the Company is confident that these investors are long-term investors. Further, as we pointed out previously, the investors effectively could not have purchased with a view to distribution given the extremely limited market for the Company's shares. The investors that purchased shares in the private placement represented to the Company that they purchased the shares for their own account for investment and not with a view to any sale or other transfer in contravention of the Securities Act of 1933, as amended.

Although the management of the Company is well known in the international investment community having conducted many large international financing transactions, the Company and several affiliates are very small companies that are trying to finance their business largely by accessing sophisticated investors but nevertheless having to navigate the complexities of the federal securities laws.

The obvious question then is that if the investors are long-term investors, why do the shares have to be registered for resale. The answer is that first, it is a customary term in transactions of this type, and second, all investors prefer to have a possible path to liquidity should it become necessary for them later because of a change of circumstances or other reasons.

Given the Staff's position, we will revise our disclosure indicating that all of the selling shareholders that are broker-dealers or registered representatives with a broker-dealer may be deemed underwriters, including: a) Anthony Low-Beer who is a registered representative with Scarsdale Equities LLC; b) ALB Private Investments LLC, which is 100% owned by Anthony Low-Beer's IRA account; c) Christopher G. Thunen who is a registered representative with Scarsdale Equities LLC; d) David N. Low Jr. who is a registered representative with Lazard Ltd., and e) Scarsdale Equities LLC who is a registered broker-dealer with the SEC and FINRA engaged in independent brokerage and advisory services, investment banking, equity research and institutional sales and trading. The selling stockholders that are broker-dealers or registered representatives with a broker-dealer may be deemed underwriters, including Anthony Low-Beer, ALB Private Investments LLC, Christopher G. Thunen, David N. Low Jr. and Scarsdale Equities LLC. We continue to maintain that we are eligible to treat this transaction as a secondary shelf transaction and that these investors are not acting as a conduit for the Company to distribute its shares to the public.

2.
We note your response to comment three in our letter dated March 20, 2013 and your indication that “the private placement investors were known to [you] before the transaction and, in some cases, were known to management for many years.” Please elaborate upon this statement to explain how each investor was known to you and management before the transaction and the

Securities and Exchange Commission
April 1, 2013

nature of the relationship. In this regard, we note your indication that “the bulk” of the shares were issued to existing shareholders but that does not explain why you believe that they were not influenced by the registration statement.

As noted in the response to the prior comments, these investors have for many years been familiar with the Company, its affiliates and its management. This situation fits squarely within the concepts expressed in CD&I No.139.25. We are not entirely sure what the Staff means by the investors not being influenced by the registration statement. They knew the Company well entirely independently of the filing of the registration statement.

Incorporation of Documents by Reference, page 8

3.	Please revise to incorporate by reference Amendment No. 1 to your Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on April 8, 2013

We will revise our registration statement to reference Amendment No.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on April 8, 2013.

* * *

When we request acceleration of the effective date of the pending registration statement we will provide our written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

By: /s/ Anthony S. Loumidis
Anthony S. Loumidis
Chief Financial Officer

cc: Jacqueline Kaufman, Staff Attorney